Exhibit 99

3033 Campus Drive Suite E490 Plymouth, Minnesota 55441 www.mosaicco.com	Tel 800-918-8270 Fax 763-577-2986

Press Release

MEDIA CONTACT:	Linda Thrasher, 763-577-2864

INVESTOR CONTACT:	Douglas Hoadley, 763-577-2867

MOSAIC ANNOUNCES REVISION TO THIRD QUARTER

PRELIMINARY EARNINGS OF $4.1 MILLION DUE TO NON-CASH

PURCHASE ACCOUNTING ADJUSTMENT

PLYMOUTH, MN – April 12, 2005 – The Mosaic Company (NYSE: MOS) announced today that its 10Q filing for the third quarter of fiscal 2005 will include a revision to its preliminary third quarter earnings to $38.8 million or a reduction of $4.1 million versus the March 31, 2005 preliminary release. This adjustment was due to an increase in non-cash interest expense in the third quarter which was due to a change in the purchase accounting adjustment to the fair market value of its outstanding debt. This results in earnings per share declining to $0.09 versus the March 31, 2005 preliminary release of $0.10 per share.

About the Mosaic Company

The Mosaic Company is one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients. For the global agriculture industry, Mosaic is a single source of phosphates, potash, nitrogen fertilizers and feed ingredients. More information on the company is available at www.mosaicco.com.

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